Enterprise Group of Funds, Inc.
Attachment for Sub-Item 77M
Mergers
For the Period July 1, 2002 through December 31, 2002



Effective August 23, 2002, pursuant to the acquired fund's shareholders' approval, the Enterprise Group of Funds Technology Fund acquired all of the net assets of the Global Technology Fund in a tax-free exchanges of shares.

All additional information pertaining to this matter including voting results can be found in the Attachment for Sub-Item 77C within this filing or the following Edgar filing made to the SEC on May 17, 2002.
Accession Number : 0000950144-02-005810
File Number : 002-28097
Form Type : N-14
CIK Number : 0000004123
Company : Enterprise Group of Funds, Inc.